FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☑      Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐      No   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐      No   ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes   ☐      No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-155413) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.
In connection with the Transaction Agreement (the “Transaction Agreement”) dated October 13, 2008 between Banco Santander, S.A. (“Santander”) and Sovereign Bancorp, Inc. (“Sovereign”), pursuant to which Santander will acquire all the shares of Sovereign which it does not currently own (the “Transaction”), Santander discloses that it and the other defendants have entered into a settlement agreement (the “Settlement Agreement”) with the plaintiffs in the consolidated actions captioned as In Re: Sovereign Bancorp Inc., Shareholders Litigation. The settlement is subject to court approval and certain other conditions before it becomes final and the lawsuit is finally concluded.
A short form summary notice and description of the Settlement Agreement’s terms is attached hereto as Exhibit 99.1.
As a result of the Settlement Agreement and the court proceedings occurring prior to the execution of the Settlement Agreement, Santander announces the following:
1.	On October 14, 2008, Santander filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 425 under the Securities Act of 1933 a report describing the proposed acquisition of Sovereign. This report includes additional reasons for Santander entering into the Transaction Agreement and agreeing to acquire all of the shares of Sovereign stock that it does not already own.
2.	On October 7, 2008, prior to the meeting of the non-Santander directors of Sovereign and their financial and legal advisors, the Santander-designated directors of Sovereign participated in a meeting with the remaining members of the Sovereign board during which the Sovereign board discussed Sovereign’s financial condition and its ability to raise capital in the public markets or through private equity. At the conclusion of this discussion, the Santander directors of Sovereign were excused from the meeting.
3.	On October 8, 2008, two of the Santander-designated directors of Sovereign met with senior representatives of the Office of Thrift Supervision (the “OTS”) and discussed with the representatives of the OTS, among other matters, the financial condition of Sovereign.
4.	As discussed in greater detail in Sovereign’s proxy statement dated December 19, 2008, Sovereign agreed on October 9, 2008 to waive certain restrictions contained in the Investment Agreement dated October 24, 2005 by and between Santander and Sovereign (the “Investment Agreement”) on Santander’s ability to make an acquisition proposal for Sovereign at a price lower than $38.10 per share. Sovereign requested that Santander waive restrictions imposed by the Investment Agreement on Sovereign’s right to solicit and respond to third-party acquisition proposals at a price lower than $38.10 per share. Santander declined to agree to this request.

5.	On October 11, 2008, the non-Santander directors of Sovereign learned that two of the Santander-designated directors of Sovereign had met with senior representatives of the OTS on October 8, 2008 and discussed with representatives of the OTS, among other matters, the financial condition of Sovereign.
6.	As part of its advice to the Sovereign Board (excluding the Santander directors), Barclays Capital Inc. advised the Board that, under the circumstances applicable to Sovereign, any offer to acquire Sovereign, regardless of price, would have to be taken seriously.

Exhibit 99.1

COURT OF COMMON PLEAS
IN RE: SOVEREIGN BANCORP, INC.	PHILADELPHIA COUNTY
SHAREHOLDERS LITIGATION
November Term, 2008

Case No. 2587

Class and Derivative Action
SUMMARY NOTICE OF PENDENCY OF SHAREHOLDER DERIVATIVE
AND CLASS ACTION, PROPOSED SETTLEMENT THEREOF AND HEARING

TO:	ALL PERSONS WHO OWNED SHARES OF COMMON STOCK OF SOVEREIGN BANCORP, INC. (“SOVEREIGN”) FROM OCTOBER 13, 2008 TO AND INCLUDING THE EFFECTIVE DATE OF THE PROPOSED TRANSACTION, (THE PROPOSED “CLASS”) AND ALL CURRENT OWNERS OF SOVEREIGN COMMON STOCK
YOU ARE HEREBY NOTIFIED that a hearing will be held on April 2, 2009 at 9:30 a.m. in the Court of Common Pleas, Philadelphia County (the “Common Pleas Court”), Courtroom 246 at Philadelphia City Hall, Broad and Market Streets, Philadelphia, PA, in connection with the proposed settlement (the “Settlement”) of a class action and shareholder derivative action (“Action”). The Court will determine whether to approve as fair, reasonable, and adequate the Settlement of the Action, which was reached after a full evidentiary hearing on plaintiffs’ motion to enjoin the shareholder vote and transaction described below. The Court will determine whether to dismiss the Action pursuant to the Settlement and whether the application of Plaintiffs’ Counsel for an award of attorneys’ fees and reimbursement of expenses should be approved.
IF YOU OWNED SOVEREIGN COMMON STOCK FROM OCTOBER 13, 2008 TO AND INCLUDING THE EFFECTIVE DATE OF THE PROPOSED MERGER, OR IF YOU CURRENTLY OWN SOVEREIGN COMMON STOCK, YOUR RIGHTS MAY BE AFFECTED BY THE SETTLEMENT OF THE ACTION.

Plaintiffs have alleged that Defendants breached their fiduciary duties and issued materially false and misleading statements in connection with Banco Santander’s proposed purchase, pursuant to a Transaction Agreement dated October 13, 2008, of the shares of Sovereign that Santander does not already own. Among other things, the proposed Settlement provides for additional disclosures regarding the background of the proposed transaction and Santander’s reasons for entering into the proposed transaction; a reduction in the amount of the Termination Fee set forth in the Transaction Agreement; special provisions that protect existing Pennsylvania employees of Sovereign from additional layoffs and that assure certain Sovereign employees of severance packages if Sovereign terminates their employment without cause; payment of Santander ADSs representing 100 shares of Santander ordinary shares to every employee of Sovereign employed on the closing date; and guarantee of the payment of the previously announced Santander dividend or an amount equal to this dividend to all Sovereign shareholders who exchange their shares in connection with the proposed transaction.
Class members may opt out of the Class Settlement. For the opt-out to be effective, however, Class members must have voted AGAINST the transaction on or before the shareholder meeting to be held on January 28, 2009.
Class Members and current Shareholders may object to any aspect of the Settlement or the application for attorneys’ fees. You must file a written notice of objection by March 13, 2009, in the manner and form explained in the detailed Notice, to be mailed shortly. For further information or inquiries regarding the proposed Settlement and its terms, please review the Form 8-K filed by Sovereign with the Securities & Exchange Commission on or about January 21, 2009 or visit www.sovereignshareholderlitigation.com. The detailed Notice will be mailed to Class members and all current shareholders.
Inquiries should NOT be directed to Sovereign, Santander, the Court, the Prothonotary or the Court Administrator.

Dated: January 21, 2009
BY ORDER OF THE COURT

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 22, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President